



06014220



SUPPL

June 2, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 080/2006 and SH 083/2006**

Subject: 1. Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in May 2006
2. Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 2/2006 (SHIN-W1)

Date: June 2, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.



Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

**SHIN CORPORATION PUBLIC COMPANY LIMITED**
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**June 2, 2006**



SH 080/2006

June 2, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in May 2006

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

| Details of ESOP | Grant I | Grant II | Grant III | Grant IV |
|---|---|---|---|---|
| The number of warrants (units) | 29,000,000 | 18,083,700 | 13,660,200 | 16,000,000 |
| Issuing Date | March 27, 2002 | May 30, 2003 | May 31, 2004 | May 31, 2005 |
| Exercise Price (Baht/Share) | 17.029 | 13.077 | 34.832 | 40.481 |
| Exercise Ratio (warrant : common share) | 1:1.04530 | | | 1:1.03160 |
| Maturity of Warrants | 5 years from the issuing date | | | |

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III, IV) in May 2006, as follows;

| Outstanding of ESOP | Grant I | Grant II | Grant III | Grant IV |
|---|---|---|---|---|
| No. of exercised warrants in this month (units) | - | 782,500 | - | - |
| No. of remaining unexercised warrants (units) | 549,700 | 5,284,900 | 9,138,700 | 16,000,000 |
| No. of shares derived from this exercise (shares) | - | 817,946 | - | - |
| No. of remaining shares reserved for warrants (shares) | 410,049 | 5,698,080 | 9,813,177 | 16,745,000 |

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**June 2, 2006**

---

SH 083/2006

June 2, 2006

Subject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 2/2006 (SHIN-W1)

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited ("the Company") issued and offered 200 million units of warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during May 20-22, 2002. The warrants can be exercised on the last working day of February, May, August, and November. The first exercise date is on August 30, 2002 and the last exercise date is fixed on May 21, 2007. The exercise ratio is 1 unit of warrants for 1.074 ordinary shares, at the price of Baht 19.081

The Company would like to report the results of the exercise of warrants No. 2/2006 which can be exercised on May 31, 2006, as follows:

| | |
|---|---|
| The number of exercised warrants | 159,123,700 units |
| The number of remaining unexercised warrants | 292,741 units |